                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



     (Mark One)


     [ X ]     Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934  (FEE REQUIRED)

     For the fiscal year ended December 31, 1995


                                       OR


     [   ]     Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934  (NO FEE REQUIRED)

     For the transition period from                       to
                                     -------------------     -------------------

     Commission File Numbers:  33-44283 and 33-59357


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HONEYWELL RETIREMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                HONEYWELL INC.
                                Honeywell Plaza
                         Minneapolis, Minnesota 55408


Included herewith and set forth on pages 1 to 10 hereof are the Honeywell Retirement Savings Plan Financial Statements for the Years Ended December 31, 1995 and 1994 and Supplemental Schedules for the Year Ended December 31, 1995 prepared by the firm of Deloitte & Touche LLP, Independent Auditors.

HONEYWELL RETIREMENT
SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 1995 AND 1994
AND INDEPENDENT AUDITORS' REPORT

HONEYWELL RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits,                           2-3
    December 31, 1995 and 1994
  Statements of Changes in Net Assets Available for Benefits,
    Years Ended December 31, 1995 and 1994                                   4-5
  Notes to Financial Statements                                               6

INDEPENDENT AUDITORS' REPORT


Honeywell Retirement Savings Plan

We have audited the accompanying financial statements of Honeywell Retirement Savings Plan (the Plan) as of December 31, 1995 and 1994 and for the years then ended, listed in the foregoing Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements, rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. It is not a required part of the basic financial statements. This supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP



Deloitte & Touche LLP
Minneapolis, Minnesota

June 10, 1996

HONEYWELL RETIREMENT SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)
- --------------------------------------------------------------------------------------------------------------------

                                                              (SUPPLEMENTAL INFORMATION BY FUND)
                                             -----------------------------------------------------------------------
                                               GOVERNMENT   SHORT-TERM    BONDS      STOCKS                HONEYWELL
                                    COMBINED     INCOME        BOND       PLUS        PLUS       S&P 500     STOCK
                                      TOTAL       FUND         FUND       FUND        FUND        FUND        FUND
ASSETS:
  Investments in Honeywell -
    Master Trusts                  $ 75,183     $ 28,261      $ 534    $ 1,308     $ 12,475     $ 17,503     $ 4,727
  Contributions receivable               79           21          1          2           25           21
  Other receivables                     282          263          3          2            7            5
                                   --------     --------      -----    -------     --------     --------     -------
      Total assets                   75,544       28,545        538      1,312       12,507       17,529       4,727

LIABILITIES:
  Administration fees payable            14            6                     1            3            4
  Other payables                        268          248          4          2            6           (1)          9
                                   --------     --------      -----    -------     --------     --------     -------
      Total liabilities                 282          254          4          3            9            3           9
                                   --------     --------      -----    -------     --------     --------     -------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR          $ 75,262     $ 28,291      $ 534    $ 1,309     $ 12,498     $ 17,526     $ 4,718
                                   --------     --------      -----    -------     --------     --------     -------
                                   --------     --------      -----    -------     --------     --------     -------


                                                           (SUPPLEMENTAL INFORMATION BY FUND)
                                   --------------------------------------------------------------------------------------------
                                                                      VANGUARD                                         T. ROWE
                                                                        WORLD                          T. ROWE          PRICE
                                     UNITED               COLUMBIA      U.S.         SCUDDER            PRICE         SMALL CAP
                                     INCOME     JANUS      SPECIAL     GROWTH     INTERNATIONAL     INTERNATIONAL       VALUE
                                      FUND      FUND        FUND        FUND          FUND              FUND            FUND
ASSETS:
  Investments in Honeywell -
    Master Trusts                    $ 584    $ 1,085    $ 1,123       $ 584         $ 434            $ 1,572          $ 613
  Contributions receivable               1          1          2           1             1                  2              1
  Other receivables
                                     -----    -------    -------       -----         -----            -------          -----
      Total assets                     585      1,086      1,125         585           435              1,574            614

LIABILITIES:
  Administration fees payable
  Other payables
                                     -----    -------    -------       -----         -----            -------          -----
      Total liabilities

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR            $ 585    $ 1,086    $ 1,125       $ 585         $ 435            $ 1,574          $ 614
                                     -----    -------    -------       -----         -----            -------          -----
                                     -----    -------    -------       -----         -----            -------          -----


                                  (SUPPLEMENTAL INFORMATION BY FUND)
                                -------------------------------------
                                     T. ROWE
                                      PRICE
                                     EQUITY
                                     INCOME   ISOLATED   PARTICIPANT
                                      FUND      FUNDS       LOANS
ASSETS:
  Investments in Honeywell -
    Master Trusts                  $ 1,560    $ 1,205     $ 1,615
  Contributions receivable
  Other receivables                      2
                                   -------    -------     -------
      Total assets                   1,562      1,205       1,615

LIABILITIES:
  Administration fees payable
  Other payables
                                   -------    -------     -------
      Total liabilities

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR          $ 1,562    $ 1,205     $ 1,615
                                   -------    -------     -------
                                   -------    -------     -------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994 (AMOUNTS IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------------

                                                    (SUPPLEMENTAL INFORMATION BY FUND)
                                              ------------------------------------------------------------
                                               GOVERNMENT   SHORT-TERM    BONDS      STOCKS
                                    COMBINED     INCOME        BOND       PLUS        PLUS        S&P 500
                                      TOTAL       FUND         FUND       FUND        FUND         FUND
ASSETS:
  Investments in Honeywell -
    Master Trusts                  $ 62,633     $ 23,371      $ 340    $   743     $ 10,823     $ 11,869
  Contributions receivable              156           50          2          5           28           37
  Other receivables                     231          201                                  3
                                   --------     --------      -----    -------     --------     --------
      Total assets                   63,020       23,622        342        748       10,854       11,906

LIABILITIES:
  Administration fees payable            11            4                                  3            3
  Other payables                        231          201                     1           (1)           3
                                   --------     --------               -------     --------     --------
      Total liabilities                 242          205                     1            2            6
                                   --------     --------      -----    -------     --------     --------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR          $ 62,778     $ 23,417      $ 342    $   747     $ 10,852     $ 11,900
                                   --------     --------      -----    -------     --------     --------
                                   --------     --------      -----    -------     --------     --------


                                                     (SUPPLEMENTAL INFORMATION BY FUND)
                                   ------------------------------------------------------------------------
                                     FROZEN
                                      FIXED     HONEYWELL     UNITED                COLUMBIA     VANGUARD
                                     INCOME       STOCK       INCOME      JANUS      SPECIAL    WORLD U.S.
                                      FUND        FUND         FUND       FUND        FUND      GROWTH FUND
ASSETS:
  Investments in Honeywell -
    Master Trusts                   $ 3,710     $ 3,017       $ 290      $ 775       $ 705         $ 113
  Contributions receivable                           11           2          3           4
  Other receivables                      27
                                    -------     -------       -----      -----       -----         -----
      Total assets                    3,737       3,028         292        778         709           113

LIABILITIES:
  Administration fees payable             1
  Other payables                         27
                                    -------
      Total liabilities                  28
                                    -------     -------       -----      -----       -----         -----
NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR           $ 3,709     $ 3,028       $ 292      $ 778       $ 709         $ 113
                                    -------     -------       -----      -----       -----         -----
                                    -------     -------       -----      -----       -----         -----


                                                           (SUPPLEMENTAL INFORMATION BY FUND)
                                 --------------------------------------------------------------------------------
                                                                    T. ROWE     T. ROWE
                                                     T. ROWE         PRICE       PRICE
                                     SCUDDER          PRICE        SMALL CAP    EQUITY
                                  INTERNATIONAL   INTERNATIONAL      VALUE      INCOME    ISOLATED    PARTICIPANT
                                      FUND            FUND           FUND        FUND       FUNDS        LOANS
ASSETS:
  Investments in Honeywell -
    Master Trusts                    $ 507          $ 1,917         $ 339       $ 828     $ 2,217       $ 1,069
  Contributions receivable               2                8             1           3
  Other receivables
                                     -----          -------         -----       -----     -------       -------
      Total assets                     509            1,925           340         831       2,217         1,069

LIABILITIES:
  Administration fees payable
  Other payables
      Total liabilities
                                     -----          -------         -----       -----     -------       -------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR            $ 509          $ 1,925         $ 340       $ 831     $ 2,217       $ 1,069
                                     -----          -------         -----       -----     -------       -------
                                     -----          -------         -----       -----     -------       -------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (AMOUNTS IN THOUSANDS)
- ---------------------------------------------------------------------------------------------------------

                                                               (SUPPLEMENTAL INFORMATION BY FUND)
                                               ----------------------------------------------------------
                                               GOVERNMENT   SHORT-TERM    BONDS      STOCKS
                                    COMBINED     INCOME        BOND       PLUS        PLUS        S&P 500
                                      TOTAL       FUND         FUND       FUND        FUND         FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                    $ 12,259     $  1,469      $   48    $   192     $  2,651     $  4,612

CONTRIBUTIONS:
  Employee pretax contributions       3,835        1,047          58        110          660          979
  Rollover contributions                830          145          10         49           61          246
                                   --------     --------      ------    -------     --------     --------
      Total contributions             4,665        1,192          68        159          721        1,225

TRANSFERS FROM (TO) OTHER
  FUNDS                                            4,506         114        227         (843)         538

TRANSFERS (TO) FROM OTHER
  PLANS                                 (52)         (26)                    (1)          (5)          (6)
                                   --------     --------      ------    -------     --------     --------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                      16,872        7,141         230        577        2,524        6,369

LOANS:
  Repayments                                         283           9         10          111          166
  Distributions                                     (372)         (9)       (11)        (174)        (283)

DISTRIBUTIONS TO PARTICIPANTS        (4,266)      (2,130)        (36)       (11)        (792)        (596)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                 (122)         (48)         (2)        (3)         (23)         (30)
                                   --------     --------      ------    -------     --------     --------

INCREASE (DECREASE) IN
  NET ASSETS                         12,484        4,874         192        562        1,646        5,626

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                            62,778       23,417         342        747       10,852       11,900
                                   --------     --------      ------    -------     --------     --------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR          $ 75,262     $ 28,291      $  534    $ 1,309     $ 12,498     $ 17,526
                                   --------     --------      ------    -------     --------     --------
                                   --------     --------      ------    -------     --------     --------



                                                     (SUPPLEMENTAL INFORMATION BY FUND)
                                   ----------------------------------------------------------------------
                                     FROZEN                                                      VANGUARD
                                      FIXED     HONEYWELL     UNITED                COLUMBIA       WORLD
                                     INCOME       STOCK       INCOME      JANUS      SPECIAL      GROWTH
                                      FUND        FUND         FUND       FUND        FUND         FUND
NET INVESTMENT INCOME IN
  MASTER TRUSTS                     $  133       $ 1,753      $  92     $   237      $   230       $   95

CONTRIBUTIONS:
  Employee pretax contributions         (5)          311         52          87          109           43
  Rollover contributions                              69         79          34           24           26
                                    ------       -------      -----     -------      -------       ------
      Total contributions               (5)          380        131         121          133           69

TRANSFERS FROM (TO) OTHER
  FUNDS                             (3,658)         (214)        93          40          129          319

TRANSFERS (TO) FROM OTHER
  PLANS                                 (3)           (8)        (1)
                                    ------       -------      -----     -------      -------       ------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                     (3,533)        1,911        315         398          492          483

LOANS:
  Repayments                                          48          5          11           12            4
  Distributions                        (19)          (90)       (15)        (23)          (7)          (8)

DISTRIBUTIONS TO PARTICIPANTS         (152)         (175)       (12)        (77)         (81)          (6)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                  (5)           (4)                    (1)                       (1)
                                    ------       -------      -----     -------      -------       ------

INCREASE (DECREASE) IN
  NET ASSETS                        (3,709)        1,690        293         308          416          472

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                            3,709         3,028        292         778          709          113
                                    ------       -------      -----     -------      -------       ------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR           $    -       $ 4,718      $ 585     $ 1,086      $ 1,125       $  585
                                    ------       -------      -----     -------      -------       ------
                                    ------       -------      -----     -------      -------       ------


                                                       (SUPPLEMENTAL INFORMATION BY FUND)
                                 ---------------------------------------------------------------------------------
                                                                     T. ROWE     T. ROWE
                                                      T. ROWE         PRICE       PRICE
                                     SCUDDER           PRICE        SMALL CAP    EQUITY
                                  INTERNATIONAL    INTERNATIONAL      VALUE      INCOME    ISOLATED    PARTICIPANT
                                      FUND             FUND           FUND        FUND       FUNDS        LOANS
NET INVESTMENT INCOME IN
  MASTER TRUSTS                      $  57          $   159         $ 116       $   348                 $    67

CONTRIBUTIONS:
  Employee pretax contributions         60              161            45           118
  Rollover contributions                 3                2            13            69
                                     -----          -------         -----       -------
      Total contributions               63              163            58           187

TRANSFERS FROM (TO) OTHER
  FUNDS                               (176)            (561)          141           237   $ (1,012)         120

TRANSFERS (TO) FROM OTHER
  PLANS                                                  (1)           (1)
                                     -----          -------         -----       -------   --------      -------

TOTAL INVESTMENT INCOME,
  CONTRIBUTIONS,
  AND TRANSFERS                        (56)            (240)          314           772     (1,012)         187

LOANS:
  Repayments                             6               31             4            11                    (711)
  Distributions                         (4)             (36)          (10)           (9)                  1,070

DISTRIBUTIONS TO PARTICIPANTS          (19)            (104)          (33)          (42)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                  (1)              (2)           (1)           (1)
                                     -----          -------         -----       -------   --------      -------

INCREASE (DECREASE) IN
  NET ASSETS                           (74)            (351)          274           731     (1,012)         546

NET ASSETS AVAILABLE FOR
  BENEFITS AT BEGINNING
  OF YEAR                              509            1,925           340           831      2,217        1,069
                                     -----          -------         -----       -------   --------      -------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR            $ 435          $ 1,574         $ 614       $ 1,562   $  1,205      $ 1,615
                                     -----          -------         -----       -------   --------      -------
                                     -----          -------         -----       -------   --------      -------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994 (AMOUNTS IN THOUSANDS)
- ----------------------------------------------------------------------------------------------------------

                                                            (SUPPLEMENTAL INFORMATION BY FUND)
                                              ------------------------------------------------------------
                                               GOVERNMENT   SHORT-TERM    BONDS      STOCKS
                                    COMBINED     INCOME        BOND       PLUS        PLUS        S&P 500
                                      TOTAL       FUND         FUND       FUND        FUND         FUND
NET INVESTMENT INCOME (LOSS) IN
  MASTER TRUSTS                    $  1,244     $    837      $   (1)   $   (10)    $     (5)    $    159

CONTRIBUTIONS:
  Employee pretax contributions       4,034        1,194          73        126          823          968
  Rollover contributions                145           47           6          8            6           18
                                   --------     --------      ------    -------     --------     --------
      Total contributions             4,179        1,241          79        134          829          986

TRANSFERS FROM (TO) OTHER
  FUNDS                                            6,632         (68)      (302)      (1,211)      (1,115)
                                   --------     --------      ------    -------     --------     --------

TOTAL INVESTMENT INCOME (LOSS),
  CONTRIBUTIONS, AND TRANSFERS        5,423        8,710          10       (178)        (387)          30

LOANS:
  Repayments                                         224           8          8          117          115
  Distributions                                     (240)        (11)        (2)        (108)         (18)

DISTRIBUTIONS TO PARTICIPANTS        (4,171)      (1,967)        (29)       (31)        (631)        (768)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                 (139)         (50)         (1)        (3)         (26)         (32)
                                   --------     --------      ------    -------     --------     --------

INCREASE (DECREASE) IN NET ASSETS     1,113        6,677         (23)      (206)      (1,035)        (673)

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR               61,665       16,740         365        953       11,887       12,573
                                   --------     --------      ------    -------     --------     --------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                   $ 62,778     $ 23,417      $  342    $   747     $ 10,852     $ 11,900
                                   --------     --------      ------    -------     --------     --------
                                   --------     --------      ------    -------     --------     --------


                                                (SUPPLEMENTAL INFORMATION BY FUND)
                                   ------------------------------------------------------------------------
                                     FROZEN
                                      FIXED     HONEYWELL     UNITED                COLUMBIA     VANGUARD
                                     INCOME       STOCK       INCOME      JANUS      SPECIAL    WORLD U.S.
                                      FUND        FUND         FUND       FUND        FUND      GROWTH FUND
NET INVESTMENT INCOME (LOSS) IN
  MASTER TRUSTS                     $   466      $  (117)     $ (10)    $    (9)     $     3       $    4

CONTRIBUTIONS:
  Employee pretax contributions          12          255         50          88          106           13
  Rollover contributions                              13          1          14            5            8
                                    -------      -------      -----     -------      -------       ------
      Total contributions                12          268         51         102          111           21

TRANSFERS FROM (TO) OTHER
  FUNDS                              (4,731)         263         89         103          164           26
                                    -------      -------      -----     -------      -------       ------

TOTAL INVESTMENT INCOME (LOSS),
  CONTRIBUTIONS, AND TRANSFERS       (4,253)         414        130         196          278           51

LOANS:
  Repayments                                          32          5           6            4            2
  Distributions                         (39)         (40)        (4)         (4)          (8)          (2)

DISTRIBUTIONS TO PARTICIPANTS          (458)        (147)       (19)        (67)          (9)          (3)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                  (16)          (4)                    (1)                       (1)
                                    -------      -------      -----     -------      -------       ------

INCREASE (DECREASE) IN NET ASSETS    (4,766)         255        112         130          265           47

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                8,475        2,773        180         648          444           66
                                    -------      -------      -----     -------      -------       ------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                    $ 3,709      $ 3,028      $ 292     $   778      $   709       $  113
                                    -------      -------      -----     -------      -------       ------
                                    -------      -------      -----     -------      -------       ------


                                                       (SUPPLEMENTAL INFORMATION BY FUND)
                                 ----------------------------------------------------------------------------------
                                                                     T. ROWE     T. ROWE
                                                      T. ROWE         PRICE       PRICE
                                     SCUDDER           PRICE        SMALL CAP    EQUITY
                                  INTERNATIONAL    INTERNATIONAL      VALUE      INCOME    ISOLATED    PARTICIPANT
                                      FUND             FUND           FUND        FUND       FUNDS        LOANS
NET INVESTMENT INCOME (LOSS) IN
  MASTER TRUSTS                      $ (26)         $   (53)        $  (8)      $    26                 $   (12)

CONTRIBUTIONS:
  Employee pretax contributions         63              177            30            56
  Rollover contributions                 1                7             9             2
                                     -----          -------         -----       -------
      Total contributions               64              184            39            58

TRANSFERS FROM (TO) OTHER
  FUNDS                                165            1,083           181           243   $ (1,522)
                                     -----          -------         -----       -------   --------      -------

TOTAL INVESTMENT INCOME (LOSS),
  CONTRIBUTIONS, AND TRANSFERS         203            1,214           212           327     (1,522)         (12)

LOANS:
  Repayments                             7               24             1             5                    (558)
  Distributions                         (4)             (28)                         (6)                    514

DISTRIBUTIONS TO PARTICIPANTS          (11)             (10)           (8)          (13)

TRUSTEES' AND ADMINISTRATIVE
  FEES                                  (1)              (3)                         (1)
                                     -----          -------         -----       -------   --------      -------

INCREASE (DECREASE) IN NET ASSETS      194            1,197           205           312     (1,522)         (56)

NET ASSETS AVAILABLE FOR BENEFITS
  AT BEGINNING OF YEAR                 315              728           135           519      3,739        1,125
                                     -----          -------         -----       -------   --------      -------

NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                     $ 509          $ 1,925         $ 340       $   831   $  2,217      $ 1,069
                                     -----          -------         -----       -------   --------      -------
                                     -----          -------         -----       -------   --------      -------


See accompanying notes to financial statements.

HONEYWELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

     1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING - The financial statements of the Honeywell Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting. Contributions to the Plan are included in income in the year the contributions payable are accrued by Honeywell Inc. (the Sponsor) or paid in by plan participants.

          INVESTMENT VALUATION - All determinations of fair values of investments are made by the trustees and are based upon quoted prices in an active market. Unallocated insurance contracts are valued at their contract values, as determined by issuing insurance companies.

          PAYMENTS OF BENEFITS - Benefits are recorded when paid.

     2.   PLAN DESCRIPTION

          GENERAL INFORMATION - The Plan is a voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to certain Honeywell employees covered by collective bargaining agreements which provide for coverage under the Plan.

          The Honeywell Pension and Retirement Committee, as the plan administrator, designates members of the Honeywell Pension and Retirement Administrative Committee and appoints the trustees. The Honeywell Pension and Retirement Administrative Committee has authority to take actions as may be necessary for the administration of the Plan or as it is directed by the Honeywell Pension and Retirement Committee. See Note 6 for a listing of the appointed trustees.

          CONTRIBUTIONS - The following contributions are made to the Plan:

          (a) The Sponsor contributes to the Plan, on behalf of participants, various percentages of the participants' pay, as elected by the participants. The maximum pretax and after-tax contribution percentages are determined by the Honeywell Pension Retirement Committee. The participants elect their own contribution levels, subject to this maximum percentage. Contributions are subject to certain limitations.

          (b) Participants who have received distributions from other qualified plans under Section 401(a) of the Internal Revenue Code or from individual retirement plans under Sections 402 and 408 of the code may transfer (rollover) all or part of such distributions to their accounts.

          LOANS TO PARTICIPANTS - The Plan allows participants to apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of their pretax or pretax rollover account balances) from the balance of their accounts. The loans can be repaid through payroll deductions over the period of 12 to 48 months or up to 180 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 6 months following the date of the loan. Interest is charged at a rate equal to prime rate plus 1%. Payments of principal and interest are credited to the participants' accounts. Also, participants may have only one outstanding loan at a time.

          PARTICIPATION - Employees are eligible to participate in the Plan only if they are covered under certain collective bargaining agreements which provide for participation in the Plan, are classified as a Regular Employee (as defined), and are not covered by any other savings plan maintained by Honeywell. All participants' accounts are adjusted monthly for investment income/loss, withdrawals, and for all other changes in net assets.

          VESTING - Participants are 100% vested in their individual accounts. In the event of plan termination, the participants' accounts become distributable to the participants or their beneficiaries, in accordance with the provisions of the Plan.

          INVESTMENT OPTIONS - For contributions, the Plan provides for several investment options. Individual participants choose the fund or funds in which to invest from the following:

               GOVERNMENT INCOME FUND - Invests primarily in short-term U.S. Government securities.

               SHORT-TERM BOND FUND - Invests in U.S. Government, mortgage, and high-quality corporate bonds with short-term U.S. Government securities.

               BONDS PLUS FUND - Diversified among U.S. Treasury bills, high-quality intermediate- and long-term (1-10 years) bonds, and domestic stocks.

               STOCKS PLUS FUND - Invests in domestic stocks that make up the Standard & Poor's 500 Composite Stock Index, high-quality bonds,
               T. Rowe Price Foreign Equity Fund, and U.S. Treasury bills.

               S&P 500 FUND - Invests in stocks that make up the Standard & Poor's 500 Composite Stock Index.

               FROZEN FIXED INCOME FUND - Invests primarily in guaranteed investment contracts.

               HONEYWELL STOCK FUND - Invests entirely in shares of Honeywell Inc. common stock.

               UNITED INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends. The fund also invests, to a lesser extent, in fixed-income securities
               - both high-quality corporate bonds and U.S. Treasury obligations.

               JANUS FUND - Invests primarily in a combination of large, familiar corporations and small, rapidly emerging companies.

               COLUMBIA SPECIAL FUND - Invests primarily in smaller companies with capitalizations that are less than the average for the companies included in the Standard & Poor's 500 Composite Stock Index.

               VANGUARD WORLD U.S. GROWTH FUND - Invests primarily in high-quality, established growth stocks of companies with exceptional earnings records, strong market positions, good financial strength, and low sensitivity to changing economic conditions.

               SCUDDER INTERNATIONAL FUND - Intends to diversify its foreign investments among several countries and not concentrate investments in any particular industry.

               T. ROWE PRICE INTERNATIONAL STOCK FUND - Invests primarily in stock of established companies outside the United States with proven performance records.

               T. ROWE PRICE SMALL CAP VALUE FUND - Invests primarily in common stocks of small, rapidly growing companies.

               T. ROWE PRICE EQUITY INCOME FUND - Invests primarily in common stocks of large, well-established companies that pay above-average dividends.

          PLAN STATUS - The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan was qualified under the applicable sections of the Internal Revenue Code.

          PLAN TERMINATION - Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants shall be 100% vested in their accounts.

     3.   INVESTMENT IN EXECUTIVE LIFE INSURANCE COMPANY

          At December 31, 1995 and 1994, the Plan's Isolated Funds consisted primarily of investments in Executive Life Insurance Company (Executive Life) guaranteed investment contracts (GICs), with approximately 1% and 3% of total net assets available for benefits.
          In 1991, the State of California insurance commissioner seized Executive Life and placed it in a court-supervised conservatorship.
          In 1993, 1994, and 1995, distributions have been received from the conservator totaling approximately 80% of the contract balance immediately prior to the conservatorship. Furthermore, the Plan's management currently estimates that the sum of additional distributions from the conservator, and recoveries from various state guaranty funds, will not differ significantly from the remaining recorded contract values. Although the Plan is currently involved in litigation with various state guaranty funds regarding the amount and nature of coverage, plan management does not believe that the ultimate shortfall will be material to the Plan's financial statements.

          The Plan's Sponsor isolated the Executive Life GICs into the Isolated Funds pursuant to a plan amendment requiring such action. Currently, there are certain restrictions on the ability to withdraw, transfer, or conduct settlement activity with respect to the remaining balances.

     4.   INTEREST IN MASTER TRUSTS

          The Plan's investments are included in master trusts with T. Rowe Price Trust Company and First Trust National Association, which were established in 1993 for the investment of assets of the Plan and several other Honeywell-sponsored retirement plans. Previously, the Plan's investments were held in master trusts with various trust companies. Each participating retirement plan has an undivided interest in the master trusts. At December 31, 1995 and 1994, the Plan's interest in the net assets of the master trusts was approximately 5%. Investment income and administrative expenses related to the master trust are allocated to the individual plans based upon average monthly balances invested by each plan.

          The following table presents the fair value of investments held in master trusts:

                                                          1995          1994

          Investments at fair value (in thousands):
            Custom funds:
               Government Income Fund                 $   366,474   $   305,890
               Short-Term Bond Fund                        14,601        10,256
               Bonds Plus Fund                             27,817        17,508
               Stocks Plus Fund                           278,497       232,215
               S&P 500 Fund                               324,162       226,632
               Fixed Income Fund (a)                                     53,416
               Honeywell Stock Fund                       300,564       173,541
            Mutual funds, primarily equity
             securities                                   228,849       155,760
            Participants' loans                            30,623        26,288
                                                      -----------   -----------
                                                      $ 1,571,587   $ 1,201,506
                                                      -----------   -----------
                                                      -----------   -----------

          (a) at contract value

          Investment income for master trust is as follows (in thousands):

                                                           1995          1994

          Net appreciation (depreciation) in
           fair value of investments:
            Custom funds:
               Short-Term Bond Fund                   $     1,414   $       (52)
               Bonds Plus Fund                              4,399          (273)
               Stocks Plus Fund                            56,870        (2,286)
               S&P 500 Fund                                86,294         3,089
               Honeywell Stock Fund                       101,561       (13,531)
            Mutual funds, primarily equity
             securities                                    26,821        (9,911)
                                                      -----------   -----------
                                                          277,359       (22,964)
          Interest and dividends                           43,784        34,701
                                                      -----------   -----------
                                                      $   321,143   $    11,737
                                                      -----------   -----------
                                                      -----------   -----------

          In 1993, the Sponsor transferred the GICs issued by Executive Life and Mutual Benefit Life Insurance Company to First Trust National Association. A master trust was established for the investment of these assets of the Plan and several other Honeywell-sponsored retirement plans. Each participating retirement plan has an undivided interest in the master trust. At December 31, 1995 and 1994, the Plan's interest in the net assets of the master trust was approximately 6%. The contract value of the GICs for the master trust was approximately $20.9 million and $39.0 million at December 31, 1995 and 1994, respectively.

     5.   PARTIES-IN-INTEREST TRANSACTIONS

          There were no prohibited party-in-interest transactions during the years ended December 31, 1995 and 1994.

     6.   INFORMATION PROVIDED BY TRUSTEES

          Plan funds are held in trust by trustees for the sole purpose of making investments, plan payments, and for paying trust operating expenses. Trustees appointed by the Honeywell Pension and Retirement Committee as of December 31, 1994 were T. Rowe Price Company and First Trust National Association.

          The trustees provide the Plan with monthly statements, which report all transactions. The plan administrator has obtained certifications from the trustees that the information in such statements is complete and accurate.

          The amounts in the accompanying statements of net assets available for benefits and of changes in net assets available for benefits have been derived from the information submitted by the trustees, except for certain adjustments which resulted in an increase (decrease) in the amount of net assets reported by the trustees of $907,805 and $287,579 as of December 31, 1995 and 1994, respectively. Such adjustments are primarily recorded for the purpose of converting the trustees' statements from the cash basis to the accrual basis of accounting and to reflect the impact of participant loan activity.

          The Government Income Fund, Stocks Plus Fund, S&P 500 Fund, and Honeywell Stock Fund individually represent 5% or more of net assets available for benefits as of December 31, 1995. As of December 31, 1994, the Government Income Fund, Stocks Plus Fund, Frozen Fixed Income Fund, and S&P 500 Fund individually represent 5% or more of net assets available for benefits.

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       HONEYWELL RETIREMENT SAVINGS PLAN



Dated:  June 26, 1996                  By:        /s/ Jim Porter
                                          ------------------------------------

                                  EXHIBIT INDEX

Exhibit No.                 Description
- -----------                 -----------
23.1                  Consent of Deloitte & Touche LLP